TELEPHONE: 852-2826-8688 FACSIMILE: 852-2522-2280 WWW.SULLCROM.COM PARTNERS WILLIAM Y. CHUA MICHAEL G. DESOMBRE KAY IAN NG CHUN WEI GWEN WONG	28th Floor Nine Queen’s Road Central Hong Kong WITH AFFILIATED OFFICES IN BEIJING • TOKYO MELBOURNE • SYDNEY FRANKFURT • LONDON • PARIS LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

CONFIDENTIAL TREATMENT REQUESTED BY
FEISHANG ANTHRACITE RESOURCES LIMITED

December 30, 2013

Mr. John Reynolds,

Assistant Director,
                                                Division of Corporation Finance,
                                                                        Securities and Exchange Commission,
                                                                                                100 F Street, N.E.,
                                                                                                                        Washington, D.C., 20549,
                                                                                                                                                U.S.A.

Re:                                   Feishang Anthracite Resources Limited
Confidential Submission of
 Revised Draft Registration Statement on Form 20-F

Dear Mr. Reynolds:

On behalf of Feishang Anthracite Resources Limited (the “Company”), we have set forth below the Company’s responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 27, 2013, relating to the Company’s draft registration statement on Form 20-F (the “Registration Statement”) submitted on December 24, 2013. On behalf of the Company, we wish to thank you and the other members of the Staff for providing these comments promptly and accommodating the Company’s proposed listing timetable.

Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in the Registration Statement.  As discussed with the Craig Arakawa of the Staff’s Accounting Division, a revised draft of the Registration Statement has not been included together with this response letter.  Instead, the Company has responded to each of the Staff’s comments by either describing the proposed revisions to be made in the next draft of the Registration Statement, which the Company intends to file publicly on December 31, 2013 (the date the Hong Kong Listing Document (as defined below) is expected to be published on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Excchange”)), or providing supplemental information as requested by the Staff.

As noted in a prior submission, the Registration Statement will include: (1) an information statement (the “Information Statement”) to be distributed to the shareholders of China Natural Resources, Inc. (“CHNR”) in connection with the proposed spin-off of the Company by CHNR (the “Spin-Off”); and (2) the final listing document (the “Hong Kong Listing Document”) relating to the proposed listing of the Company’s ordinary shares on the Hong Kong Stock Exchange in connection with the Spin-Off, subject to certain modifications as more fully described in the Information Statement.  Each of the Information Statement and the Hong Kong Listing Document will form a part of the Registration Statement.

For your convenience, we have included the Staff’s comments below in italics and keyed the Company’s responses accordingly. Capitalized terms used in this response letter but not otherwise defined herein have the meaning ascribed to them in the Information Statement and the Hong Kong Listing Document, each of which forms a part of the Registration Statement.

About this Information Statement, page IS-1

1.                                      Please remove any references to a report on the compilation of pro forma financial information in your amended filing.

In response to the Staff’s comment, the Company will revise the disclosure on page IS-1 of the Information Statement by replacing the phrase “a report on the compilation of pro forma financial information prepared by Ernst & Young” in the first paragraph thereof with “a report prepared by Ernst & Young relating to certain unaudited pro forma financial information of the Company”.

The Company also respectfully advises the Staff that the directors of the Company are responsible for compiling the unaudited pro forma financial information included in the Hong Kong Listing Document.  The unaudited pro forma financial information was prepared and included in the Hong Kong Listing Document in accordance with the requirements of the Hong Kong Stock Exchange and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).  Under the Hong Kong Listing Rules, the directors of the Company are responsible for compiling the unaudited pro forma financial information in accordance with paragraph 4.29 of the Hong Kong Listing Rules and with reference to Accounting Guideline 7 “Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars” (“AG 7”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), while the responsibility of Ernst & Young, the Company’s reporting accountants, is limited to expressing an opinion on the pro forma financial information and reporting such opinion to the Company.  The Company has been advised by Ernst & Young that it has conducted the engagement in accordance with “Hong Kong Standard on Assurance Engagements 3420 Assurance

Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus” issued by the HKICPA, which requires Ernst & Young to comply with certain requirements and plan and perform certain procedures to obtain reasonable assurance as to whether the directors of the Company have compiled the pro forma financial information in accordance with paragraph 4.29 of the Hong Kong Listing Rules and with reference to the AG 7.

Appendix VII, page VII-1

A. Unaudited Pro Forma Adjusted Consolidated Net Tangible Assets, page VII-1

2.                                      We note your disclosures indicating that your unaudited pro forma adjusted consolidated net tangible assets as of June 30, 2013 have been prepared as if the listing had occurred on January 1, 2013. As you are presenting pro forma net tangible assets, a balance sheet figure, your pro forma adjustments should be based on the assumption that the transaction was consummated at the end of the most recent period for which a balance sheet is required, or June 30, 2013, to comply with Rule 11-02(b)(6) of Regulation S-X. Please revise your pro forma adjustments and related disclosures accordingly.

The Company respectfully advises the Staff that the unaudited pro forma financial information included in the Hong Kong Listing Document was prepared and included in accordance with the requirements of the Hong Kong Stock Exchange and the Hong Kong Listing Rules, and were not prepared with a view towards meeting the requirements of Article 11 of Regulation S-X (“Regulation S-X”) promulgated under the Securities Exchange Act of 1934, as amended.  The Company understands that in circumstances where a foreign regulator requires the presentation of certain pro forma financial information that does not comply with Article 11 of Regulation S-X, the Staff would not object to the disclosure of such information in a registration statement so long as the disclosure indicates clearly what the presentation represents, states that pro forma financial information does not comply with Article 11 of Regulation S-X and explains why the information is so included.  Accordingly, the Company will add the following disclosure on page IS-1 of the Information Statement:

“The unaudited pro forma financial information included in the Hong Kong Listing Document under “Summary — Unaudited Pro Forma Financial Information”, “Financial Information — Unaudited Pro Forma Financial Information” and Appendix VII — “Unaudited Pro Forma Financial Information” were prepared and included in the Hong Kong Listing Document in accordance with the requiresments of the Hong Kong Stock Exchange and the Listing Rules.  Although

the form and contents of the unaudited pro forma financial information conform to the requirements of the Hong Kong Stock Exchange and the Listing Rules, they do not meet the requirements of Article 11 of Regulation S-X under the Exchange Act.  The unaudited pro forma financial information is based upon a number of assumptions and estimates that, while considered by us to be reasonable, are inherently subject to significant business, economic and other uncertainties and contingencies. You are urged not to place any undue reliance on the unaudited pro forma financial information.”

Moreover, in each instance in which the unaudited pro forma financial information appears in the Hong Kong Listing Document, the Company will add the following disclosure:

“The following unaudited pro forma financial information was prepared and included in the listing document in accordance with the requirements of the Stock Exchange and the Listing Rules and does not meet the requirements of Article 11 of Regulation S-X under the Exchange Act.”

B. Unaudited Pro Forma Adjusted Losses Per Share, page VII-3

3.                                      Please revise to present unaudited pro forma adjusted losses per share for the most recent interim and annual financial statement period presented as if the transaction was consummated as of January 1, 2012. Refer to Rule 11-02(c) of Regulation S-X.

Please refer to the above response to the Staff’s comment no. 2.

4.                                      We note that you adjust your pro forma loss per share for estimated expenses related to the listing that are expected to be incurred subsequent to June 30, 2013. Please tell us how this adjustment complies with Rule 11-02(b)(5) of Regulation S-X or revise to eliminate this adjustment from your pro forma adjusted losses per share.

Please refer to the above response to the Staff’s comment no. 2.

*    *    *

Please direct any questions you may have to the undersigned (tel: 011-852-2826-8632; e-mail: chuaw@sullcrom.com) or Henry Li (tel: 011-852-2826-8677; e-mail: lih@sullcrom.com). Any correspondence or documents may also be faxed to our attention at 1-212-558-3588.

Questions pertaining to accounting and auditing matters may be directed to Bennett Wai (tel: 011-86-10-5815-3376; e-mail: bennett.wai@cn.ey.com) of Ernst & Young, the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ William Y. Chua p.p.
William Y. Chua

(Enclosures)

cc:                                Ms. Erin Wilson

Mr. Craig Arakawa

Ms. Brigitte Lippmann

(Securities and Exchange Commission)

Mr. Bonaventure M.W. Yue

Chief Financial Officer

(Feishang Anthracite Resources Limited)

Mr. Bennett Wai
(Ernst & Young)

Henry Li, Esq.
(Sullivan & Cromwell)